Exhibit 1

May 10, 2010

To Whom It May Concern:

Company Name	:	Sumitomo Heavy Industries, Ltd.

Representative	:	Yoshinobu Nakamura President and CEO

Share Code	:	6302, First Section, Tokyo Stock Exchange, Osaka Securities Exchange

Inquiries	:	Hideo Oshima, General Manager Corporate Communications Dept.

Telephone	:	+81-3-6737-2333

Company Name	:	Nihon Spindle Manufacturing Co., Ltd.

Representative	:	Junai Saito President and CEO

Share Code	:	6242, First Section, Tokyo Stock Exchange, Osaka Securities Exchange

Inquiries	:	Takashi Minamoto Managing Director

Telephone	:	+81-6-6499-5551

Notice Regarding Execution of the Stock Swap Agreement to Convert Nihon Spindle Manufacturing Co., Ltd. into a Wholly Owned Subsidiary of Sumitomo Heavy Industries, Ltd.

Sumitomo Heavy Industries, Ltd. (hereinafter referred to as “SHI”) and Nihon Spindle Manufacturing Co., Ltd. (hereinafter referred to as “Nihon Spindle”) announced today that their respective board of directors, at a board meeting also held today, passed a resolution to make Nihon Spindle a wholly-owned consolidated subsidiary of SHI through a stock swap (hereafter referred to as “Stock Swap”). The details of the stock swap agreement were also executed as per the detailed information provided below.

The Stock Swap must still be approved by Nihon Spindle shareholders at a regularly planned shareholders’ meeting to be held on June 29, 2010. Upon approval, the anticipated effective date of the Stock Swap is scheduled to be October 1, 2010. Please note that SHI, as per the provisions set out in Article 796, Item 3 of the Companies Act, does not require shareholder approval as they will be proceeding based on a simplified stock swap arrangement.

In addition, prior to the proposed effective date of the provisions, shares of Nihon Spindle will be de-listed from Tokyo Stock Exchange Inc. ( hereinafter referred to as “the Tokyo Stock Exchange”) and Osaka Securities Exchange. Co., Ltd. ( hereinafter referred to as “Osaka Securities Exchange”) with a proposed de-listing date of September 28, 2010, with the final day of trading to be set as September 27, 2010.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Details of the Stock Swap

1.	Purpose of Conversion into a Wholly Owned Subsidiary through a Stock Swap Arrangement

Nihon Spindle is currently a consolidated subsidiary of SHI (SHI controls 40.09% of the total voting shares of Nihon Spindle; 40.50% if indirect holdings are also included) and its shares are listed on the first section of both the Tokyo Stock Exchange and Osaka Securities Exchange. The main business activities of Nihon Spindle are the manufacturing and sale of dust collectors, cooling towers, spinning machines, food processing equipment, clean rooms, and industrial fasteners.

From the time Nihon Spindle became a consolidated subsidiary of SHI in October 2007, effectively making SHI the parent company, both companies have worked to create business synergies.

However, since that time the business environment has significantly changed and market competition has become more intense as a result of the global economic downturn that began in the second half of 2008. In order to counter such changes, Nihon Spindle is being asked to further expand its global presence and strengthen its product capabilities by its shareholders. With this in mind, Nihon Spindle developed a plan to actively utilize the technical development capabilities and global business network of SHI in order to set it on a growth trajectory.

Through the conversion of Nihon Spindle into a wholly owned subsidiary, SHI intends to maximize business synergies between the two companies quickly. This will help Nihon Spindle strengthen its operating foundation, achieve long-term growth, and will ultimately improve the corporate value of entire SHI Group.

2.	Summary of the Stock Swap Arrangement

a.	Timetable for the Stock Swap

Date of Record of the Scheduled Shareholders’ Meeting	(Nihon Spindle)	March 31, 2010 (Wed)

Board of Directors Meeting to Discuss Stock Swap Resolution	(Both Companies)	May 10, 2010 (Mon)

Execution of Stock Swap agreement	(Both Companies)	May 10, 2010 (Mon)

Scheduled Shareholders’ Meeting to Approve Stock Swap	(Nihon Spindle)	June 29, 2010 (Tue) – Tentative

Final Trading Day	(Nihon Spindle)	September 27, 2010 (Mon) – Tentative

Share De-Listing Day	(Nihon Spindle)	September 28, 2010 (Tue) – Tentative

Stock Swap Day (Effective Date)		October 1, 2010 (Fri) – Tentative

Note 1: SHI will be performing this stock swap through the use of a simplified stock swap arrangement. Per the provisions in Article 796, Item 3 of the Companies Act, SHI does not require approval from its shareholders for this transaction.

Note 2: Please note that the schedule for the Stock Swap stated above may be modified upon mutual consent by SHI and Nihon Spindle.

b.	Stock Swap Methodology

The stock swap will lead to SHI becoming the sole parent company of Nihon Spindle, and Nihon Spindle becoming a wholly owned subsidiary of SHI. Further, SHI will be performing this stock swap through the use of a simplified stock swap arrangement. Per the provisions in Article 796, Item 3 of the Companies Act, SHI does not require approval from its shareholders for this transaction. Nihon Spindle shareholders have the opportunity to review the proposal at the scheduled shareholders’ meeting to be held on June 29, 2010. Assuming that the transaction is approved, the effective date of the stock swap is scheduled to be October 1, 2010.

c.	Details of the Allocation of Shares Associated with the Stock Swap

Company Name	SHI (Sole Parent Company)	Nihon Spindle (Wholly Owned Subsidiary)
Share Allocation Associated with the Stock Swap	1	0.38
Number of Shares to be Allocated for the Stock Swap	Common Stock: 11,311,011 Shares (Anticipated) (SHI plans to appropriate 2,510,000 treasury stock to the number of shares to be allocated for the Stock Swap)

Note 1: Share allocation ratios

For every one share of Nihon Spindle common stock, 0.38 shares of SHI common stock will be allocated. However, no shares of SHI common stock will be allocated for 19,494,180 shares of Nihon Spindle common stocks that are currently held by SHI. Please note that SHI and Nihon Spindle may modify the allocation ratios stated above upon mutual consent if a significant change occurs in the original basis of the calculations of such ratios.

Note 2: Handling of Odd-Lot Shares

Those shareholders that are in possession of an odd lot of SHI stock after the effective date of the Stock Swap will still have the right to receive dividends with a date of record after such effective date in the amount according to their shareholdings. However, odd-lot stock cannot be traded on the stock exchange.

For this reason, those shareholders that are in possession of an odd lot of SHI stock are granted access to the following programs in regards to SHI stock.

i)	Buyback Program for Odd-Lot Stock

As per Article 192, Item 1 of the Companies Act, shareholders that are in possession of odd-lot stock can request that SHI purchase such stock.

ii)	Top-Up Program for Odd-Lot Stock

As per Article 194, Item 1 of the Companies Act and the articles of incorporation of SHI, shareholders that are in possession of odd-lot stock can request that SHI sell single shares to make their odd-lot stock a whole stock.

Note 3: Handling of Fractional Shares

As a result of the Stock Swap, certain Nihon Spindle shareholders will be in possession of fractional shares of SHI stock. Those shareholders will receive an amount equivalent to the fractional portion of the share as provided in Article 234 of the Companies Act.

d.	Handling of Stock Options and Convertible Bonds of the Stock Swap Wholly-Owned Subsidiary

Nihon Spindle has not issued any stock options or convertible bonds.

3.	Basis for Calculating the Share Allocations Associated with the Stock Swap

a.	Background and Basis for Calculation

In order to ensure the fairness and appropriateness of the stock swap ratio associated with the Stock Swap, SHI employed the services of Daiwa Securities Capital Markets Co., Ltd. (hereinafter referred to as “Daiwa Securities CM”) and Nihon Spindle employed the services of Nomura Securities Co., Ltd. (hereinafter referred to as “Nomura Securities”) to act as independent third parties for the calculation.

Daiwa Securities CM calculated the stock swap ratio using two methods; the market price analysis, and the DCF analysis. The market price analysis for calculating the stock swap ratio was adopted because stock price information for SHI and Nihon Spindle is available (with May 7, 2010 being set as the date of record for the calculation, the closing stock price on the record date, the average stock price for the period between April 28, 2010, which represents the date following the day that SHI announced revisions to its earnings and dividend forecast, and the date of record, the average stock price for the one-month period prior to the date of record, and the average stock price for the three-months period prior to the date of record was utilized). In addition to this method, the DCF analysis, which reflects future business activity conditions of SHI and Nihon Spindle in the analysis, was adopted to calculate another stock swap ratio.

The following table represents the output of the two calculation methods utilized to generate the ratio for the number of SHI common stock that would be equivalent to a single Nihon Spindle common stock.

Valuation Method	Valuation Ranges for Stock Swap Ratio
Market Price Analysis	0.269 ~ 0.288
DCF Analysis	0.311 ~ 0.432

Daiwa Securities CM utilized information provided by both SHI and Nihon Spindle, as well as publicly available information to calculate the stock swap ratio. The information that Daiwa Securities CM used was assumed to be complete and accurate and they themselves did not verify the completeness and accuracy of such information. In regards to the assets and liabilities of SHI and Nihon Spindle (including contingent liabilities), Daiwa Securities CM did not evaluate, appraise or assess this information, nor did it hire a third-party to evaluate or appraise such information. This includes carrying out any analysis or valuation of each individual asset or liability of the respective companies. Further, Daiwa Securities CM worked under the assumption that the business plans and financial forecasts of SHI and Nihon Spindle were calculated by the management team of both companies in a reasonable manner, after due process using the best available information and judgment at the time such forecasts were made.

Please note that the results of the valuation generated by Daiwa Securities CM do not represent an opinion regarding the fairness or appropriateness of stock swap ratio associated with the Stock Swap.

Nomura Securities calculated the stock swap ratio for SHI using three methods; the market price analysis, the comparable companies analysis, and the DCF analysis. The market price analysis for calculating the stock swap ratio was adopted as market price information for SHI is available (after considering stock market trading conditions, the closing stock price on May 7, 2010, the average stock price for the period between April 28, 2010, which represents the date following the day that SHI announced revisions to its earnings and dividend forecast, and May 7, 2010, the five-day average stock price for the period between April 27, 2010 and May 7, 2010, the average stock price for the period between April 19, 2010, which represents the date following the day that Nihon Spindle announced revisions to its earnings forecast, the one-month average stock price for the period between April 8, 2010 and May 7, 2010, the three-month average stock price for the period between February 8, 2010 and May 7, 2010, and the six-month average stock price for the period between November 9, 2009 and May 7, 2010 was utilized). Next, the comparable companies analysis was adopted to calculate the stock swap ratio because the selection of companies similar to SHI was possible. Finally, the DCF analysis was adopted to calculate the stock swap ratio by reflecting future business activity conditions of SHI into the analysis.

Similarly for Nihon Spindle, Nomura Securities calculated the stock swap ratio using three methods; the market price analysis, the comparable companies analysis, and the DCF analysis. The market price analysis was adopted as market price information for Nihon Spindle is available (after considering stock market trading conditions, the closing stock price on May 7, 2010, the average stock price for the period between April 28, 2010, which represents the date following the day that SHI announced revisions to its earnings and dividend forecast, and May 7, 2010, the five-day average stock price for the period between April 27, 2010 and May 7, 2010, the average stock price for the period between April 19, 2010, which represents the date following the day that Nihon Spindle announced revisions to its earnings forecast, the one-month average stock price for the period between April 8, 2010 and May 7, 2010, the three-month average stock price for the period between February 8, 2010 and May 7, 2010, and the six-month average stock price for the period between November 9, 2009 and May 7, 2010 was utilized). Next, comparable companies analysis was adopted because the selection of companies similar to Nihon Spindle was possible. Finally, the DCF analysis was adopted to calculate the stock swap ratio by reflecting future business activity condition of Nihon Spindle into the analysis.

Valuation Method	Valuation Ranges for Stock Swap Ratio
Market Price Analysis	0.270 ~ 0.287
Comparable Companies Analysis	0.276 ~ 0.430
DCF Analysis	0.355 ~ 0.416

Nomura Securities also utilized information provided by both SHI and Nihon Spindle, as well as publicly available information to calculate the stock swap ratio. The information that Nomura Securities used was assumed to be complete and accurate and they themselves did not verify the completeness and accuracy of such information. In regards to the assets and liabilities of SHI and Nihon Spindle (including contingent liabilities), Nomura Securities did not evaluate, appraise or assess this information, nor did it hire a third-party to evaluate or appraise such information. This includes carrying out any analysis or valuation of each individual asset or liability of the respective companies. Further, Nomura Securities worked under the assumption that the financial forecasts of SHI and Nihon Spindle were calculated by the management team of both companies in a reasonable manner using the best available information and judgment at the time such forecasts were made.

SHI and Nihon Spindle carefully reviewed the analysis results of each independent third-party valuation company and also reviewed the financial conditions, business performance trends, and stock price movements of each other. After prudent deliberation and discussion, the board of directors of SHI and Nihon Spindle concluded that the stock-swap ratio specified in Section 2., Part c., above is appropriate and that the Stock Swap would be beneficial for both sets of shareholders. Further, both boards of directors, at their respective board meetings held on May 10, 2010, agreed and passed a resolution on the stock swap ratio associated with the Stock Swap. On the same day, both board of directors executed the Stock Swap agreement.

Please note that SHI and Nihon Spindle may modify the allocation ratios stated above upon mutual consent if a significant change occurs in the original basis of the calculations of such ratios.

b.	Relationship Between Valuation Companies, SHI and Nihon Spindle

The valuation companies, Daiwa Securities CM and Nomura Securities are each, respectively, independent from both SHI and Nihon Spindle, and are not the related parties. As such, no specific conflict of interest exists as it relates to the Stock Swap.

c.	Anticipated Date of De-Listing and Reasons for such Move

As a result of the Stock Swap, Nihon Spindle will become a wholly owned subsidiary of SHI on October 1, 2010, which coincides with the effective date of Stock Swap. In anticipation of this move, Nihon Spindle, is expecting to de-list its shares from the Tokyo Stock Exchange and Osaka Securities Exchange on September 28, 2010 (final trading day of the stock will be September 27, 2010), after completing the designated paperwork per the de-listing guidelines of both exchanges.

Upon de-listing, Nihon Spindle’s stock will no longer be traded on both the Tokyo Stock Exchange and Osaka Securities Exchange.

As discussed previously under the heading of “Purpose of Conversion into a Wholly Owned Subsidiary through a Stock Swap Arrangement”, the main purpose of the Stock Swap is to increase the corporate value of both SHI and Nihon Spindle and not the de-listing of Nihon Spindle stock. However, as a consequence of the Stock Swap, Nihon Spindle stock will be de-listed from its trading locations.

The shares of SHI common stock that are delivered as consideration of the Stock Swap are listed on the Tokyo Stock Exchange and Osaka Securities Exchange, as such, any shareholder who receives 1,000 shares (the minimum trading unit) or more of SHI common stock in exchange for 2,632 shares or more of Nihon Spindle common stock will be able to trade their stock on both exchanges. We believe that this will ensure liquidity of the stock held by such shareholders. Please note, however, that a certain number of existing Nihon Spindle shareholders will be allocated an odd lot of SHI common stock.

Those shareholders that hold less than 2,632 shares of Nihon Spindle common stock, will receive shares of SHI common stock that will not satisfy the minimum trading unit of the stock (1,000 shares) as a result of the Stock Swap. Such odd-lot stock will not be able to be traded on the securities exchange. However, as referenced in Note 2 of Section 2, Part c), owners of odd-lot stock will be able to utilize the SHI Buy-Back Program for Odd-Lot Stock and the Top-Up Program for Odd Lot Stock.

Further, Please refer to Section 2, Part c, Note 3 above for further information regarding the handling of fractional shares.

Until the anticipated final trading day of September 27, 2010, existing Nihon Spindle shareholders will be able to trade Nihon Spindle stock as per usual procedure on the Tokyo Stock Exchange and Osaka Securities Exchange, and will continue to be able to execute any shareholder rights granted to them pursuant to the applicable provisions contained in the Companies Act and other related laws and regulations.

d.	Measures Taken to Ensure Fairness

SHI currently treats the entity as a consolidated subsidiary from an accounting standpoint. With this in mind, SHI employed the services of an independent third-party valuation company, Daiwa Securities CM, to ensure that the stock-swap ratio associated with the Stock Swap was fair and appropriate. SHI utilized the ratio determined by Daiwa Securities CM as a reference point to deliberate and negotiate the final agreed upon stock swap ratio with Nihon Spindle as stated above. Further, the resolution to execute the Stock Swap agreement was passed on this basis at its board of directors meeting held today.

On the other hand, Nihon Spindle employed the services of a separate, independent third-party valuation company, Nomura Securities, to ensure that the stock-swap ratio associated with the Stock Swap was fair and appropriate. Nihon Spindle utilized the ratio determined by Nomura Securities as a reference point to deliberate and negotiate the final agreed upon stock swap ratio with SHI as stated above. Further, the resolution to execute the Stock Swap was passed on this basis at its board of directors meeting held today.

Please note that neither SHI nor Nihon Spindle have requested a Fairness Opinion Letter (i.e., a document opining whether the stock swap ratio is fair and appropriate from a financial perspective) from their respective independent third-party valuation companies.

e.	Measures Taken to Avoid Potential Conflicts of Interest

The board of Nihon Spindle does not include any directors from SHI or any member of the board that is also an employee at SHI. In addition, to avoid any potential conflicts of interests, the one external auditor that also holds the role of auditor at SHI did not participate in the Nihon Spindle board meeting held today regarding the Stock Swap. In addition, Nihon Spindle received legal advice from its legal advisor, Kumagai & Tanaka, in regards to decisions and other matters relating to the Stock Swap.

Further, as the board of SHI does not include any directors from Nihon Spindle or any member of the board that is also an employee at Nihon Spindle, no specific measures to avoid potential conflicts of interests needed to be taken.

f.	Items Relating to Transactions with a Majority Shareholder(s)

The Stock Swap falls under the category of a transaction with a majority shareholder. Currently, no conditions are known whereby SHI, which is the parent company of Nihon Spindle, interferes with the business activities of its consolidated subsidiary. Further, a certain degree of independence has been granted by SHI to Nihon Spindle to carry out such activities.

With respect to the Stock Swap, any transactions made with the parent company or any other group company by Nihon Spindle conforms to the “Guidelines Regarding the Protection of Minority Shareholders in Transactions with Majority Shareholders” included in Nihon Spindle’s Corporate Governance Report. More specifically, as per the guidelines, such transactions are treated the same as a transaction with an unrelated entity, and therefore standard internal protocols are followed. Further, the terms and conditions of such transactions, including pricing, is prepared in the same manner as a transaction with an unrelated entity.

4.	Corporate Profiles of the Two Companies that are Parties to the Stock Swap (as of March 31, 2010)

	Stock Swap Sole Parent Company	Stock Swap Wholly Owned Subsidiary

1. Name	Sumitomo Heavy Industries, Ltd.	Nihon Spindle Manufacturing Co., Ltd.

2. Address	1-1 Osaki 2-Chome, Shinagawa-ku, Tokyo, Japan	2-30 Shioe 4-Chome, Amagasaki-City, Hyogo Prefecture, Japan

3. Name and Title of Representative	Yoshinobu Nakamura, President and CEO	Junai Saito President and CEO

4. Description of Main Business Activities	Manufacturing and sales of various industrial machinery ranging from general industrial machinery to precision control devices	Manufacturing and sales of environmental equipment (various dust collectors, dioxin treatment systems, etc.), air-conditioning equipment (clean-rooms, precision air-conditioning systems, cooling towers, ice-thermal systems, etc.), industrial equipment (various rotational plastic forming machines including spinning machines, food processing equipment, industrial fasteners, etc.), and construction materials (various partitions for schools, doors for senior living facilities and medical facilities, etc.)

5. Capital	JPY30,872 million (as of March 31, 2010)	JPY3,275 million (as of March 31, 2010)

6. Date of Incorporation	November 1, 1934	April 16, 1949

7. Number of Shares Issued	605,726,394 shares (as of March 31, 2010)	49,260,000 shares (as of March 31, 2010)

8. Fiscal Year End	March 31	March 31

9. Number of Employees	15,463 (Consolidated) (As of March 31, 2010)	722 (Consolidated) (As of March 31, 2010)

10. Major Customers	Sumitomo Corporation, Itochu Corporation, etc.	Sumitomo Corporation, Asahi Industries, Co., Ltd, JFE Steel Corporation, etc.

11. Major Banking Partners	Sumitomo Mitsui Banking Corporation, The Sumitomo Trust & Banking Co., Ltd., etc.	The Sumitomo Trust & Banking Co., Ltd., Sumitomo Mitsui Banking Corporation, etc.

	Stock Swap Sole Parent Company		Stock Swap Wholly Owned Subsidiary
12. Majority Shareholders and Associated Shareholdings	Japan Trustee Services Bank, Ltd.	14.23%	Sumitomo Heavy Industries, Ltd.	39.57%

	The Master Trust Bank of Japan, Ltd.	7.77%	The Sumitomo Trust & Banking Co., Ltd.	3.75%

	State Street Bank and Trust Company (Mizuho Corporate Bank and others acting as standing proxy)	5.86%	Mitsui Sumitomo Insurance Co., Ltd.	2.50%
			Japan Trustee Services Bank, Ltd. (Trust Account)	2.06%

	Sumitomo Life Insurance Company	3.73%	Sumitomo Mitsui Banking Corporation	1.15%

	Trust & Custody Services Bank, Ltd.	3.44%

	(As of March 31, 2010)		(As of March 31, 2010)

13. Related Interests	i) Capital Ties	As of March 31, 2010, including indirect holdings, SHI holds 19,692,180 shares of Nihon Spindle common stock, which represents 39.98% of the issued shares.
	ii) Personnel Ties	One auditor of SHI also holds the post of external auditor at Nihon Spindle.
	iii) Business Ties	There are relationships such as sale of products from Nihon Spindle to SHI.
	iv) Related Parties	SHI treats Nihon Spindle as a consolidated subsidiary and as such, Nihon Spindle is a related party.

14. Financial Performance and Condition for the Previous Three Fiscal Years

	SHI (Consolidated)			Nihon Spindle (Consolidated)
Fiscal Year	Period Ended March 2008	Period Ended March 2009	Period Ended March 2010	Period Ended March 2008	Period Ended March 2009	Period Ended March 2010
Consolidated Net Assets	246,371	238,697	254,153	12,303	12,706	12,733
Consolidated Total Assets	678,634	657,436	610,087	22,670	21,804	19,977
Consolidated Net Assets per Share (in Yen)	392.80	378.78	404.73	242.07	251.27	251.61
Consolidated Net Sales	660,769	642,918	516,165	24,204	26,392	20,113
Consolidated Operating Income	77,790	56,940	28,254	1,760	1,446	591
Consolidated Ordinary Income	75,469	50,275	26,333	1,818	1,499	653
Consolidated Net Income for the Period	42,974	13,649	13,280	1,302	811	129
Consolidated Net Income per Share (in Yen)	71.19	22.62	22.01	29.66	16.53	2.65
Dividend per Share (in Yen)	10.0	6.0	4.0	5.0	3.0	0.0

(Units: Millions of Yen unless specifically stated above)

5.	Corporate Condition Upon Completion of the Stock Swap

Stock Swap Sole Parent Company

1. Name	Sumitomo Heavy Industries, Ltd.

2. Address	1-1 Osaki 2-Chome, Shinagawa-ku, Tokyo, Japan

3. Name and Title of Representative	Yoshinobu Nakamura, President and CEO

4. Description of Business Activities	Manufacturing and sales of a variety of industrial machinery ranging from general industrial machinery to precision control devices

5. Capital	JPY30,872 million

6. Fiscal Year End	March 31

7. Net Assets	This figure is yet to be finalized at this time

8. Total Assets	This figure is yet to be finalized at this time

6.	Summary of Accounting Treatment

The Stock Swap falls within the category of a transaction with minority shareholders under the classification of transactions under common control. At this time, the goodwill value as a result of this transaction is yet to be determined.

7.	Outlook Regarding Impact on Future Business Performance

As Nihon Spindle is already a consolidated subsidiary of SHI, the impact on the consolidated and non-consolidated financial results of SHI as a result of the Stock Swap is projected to be minimal.

8.	Setting the Date of Record

In order to determine those shareholders that retain the right to request share buy-back with respect to the Stock Swap, the date of July 1, 2010 has been set as the date of record. Those shareholders listed on the final register of shareholders on such date retain the right to execute the aforementioned right to request share buy-back.

END

(Reference)

SHI’s Consolidated Financial Projections for the Current Fiscal Year (as announced on May 10, 2010) and Actual Financial Results from the Previous Fiscal Year.

	(Units: Millions of Yen)
	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income for the Period
Financial Projections for the Current Fiscal Year Ending March 2011	540,000	36,000	32,000	16,500
Actual Results for the Year End March 2010	516,165	28,254	26,333	13,280

Note: The above figures do not include any impact as a result of the Stock Swap. A review is currently being carried out to determine the impact of the Stock Swap on SHI’s consolidated financial results. SHI will provide this information to shareholders as soon as the details become available.